UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER 12(g) OF

THE SECURITIES AND EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-26999

ANVIL HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

228 East 45th Street, New York, New York 10017          (212) 476-0300

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Anvil Holdings, Inc. 13% Senior Exchangeable Preferred Stock due 2009

Anvil Knitwear, Inc. 10-7/8% Senior Notes due 2007 (File No. 333-26995)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file to file reports:

Rule 12g-4(a)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 12h-3(b)(2)(i)	☐
Rule 12h-3(b)(2)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Anvil Holdings, Inc. 13% Senior Exchangeable Preferred Stock due 2009 - 0

Anvil Knitwear, Inc. 10-7/8% Senior Notes due 2007 (File No. 333-26995) - 0

Anvil Holdings, Inc.

Form 15

Pursuant to the requirements of the Securities Exchange Act of 1934 Anvil Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ANVIL HOLDINGS, INC.

Date: February 5, 2007	By:	/s/ Jacob Hollander
Name: Jacob Hollander
Title: Vice President and Secretary